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AVAILABLE NOW: Albert Oehlen



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Albert Oehlen

Price Appreciation of Similar Works

22.7%*

Market Risk-Adjusted Appreciation

1.09 vs. **0.60** vs. **0.67**

Oehlen's Market | All Art Market | S&P 500

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Investments are often compared through risk-adjusted appreciation, which is measured using the appreciation rate as well as the volatility of that investment. This is typically referred to as a "Sharpe Ratio." Volatility represents how likely you are to achieve an appreciation rate in the future, based on historical data. Higher volatility generally means more risk, and lower volatility generally means less risk.

Risk-Adjusted Appreciation: Reflects the average annualized artist market appreciation or depreciation of repeat sales at public auction for a specific artist (paintings only), divided by the volatility (as measured by standard deviation) of those returns in that artist's market. For any particular artist market, this reflects a time range of the earliest purchase price date for all repeat sales, ending on the last sale date for that artist for their repeat sales.

All-Art: Reflects the average of the annual returns (between 1995 - 1H 2021 annualized) divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor's CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns (between 1995 - 1H 2021 annualized) divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Yahoo Finance and NYU Stern database.

The set of similar sales comprise paintings by Albert Oehlen with the following criteria: works created between 2003 and 2006 which measure more than 47 inches by 47 inches in height and width. Excluded from the set were works from the artist's mirror, tree and inkjet series as well as works including texts or grisaille palettes. Where the sales price with buyer's premium was not publicly listed, it was calculated based on the auction house's published buyer's premium, where the buyer's premium was not available, it was calculated to be the hammer price plus 10.0%. The data was sourced from publicly available auction records and does not include private sales.

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